February 20, 2008

Mail Stop 7010

By U.S. Mail and facsimile to (203) 351-7745

Michael J. Critelli
Chairman and Chief Executive Officer
Pitney Bowes Inc.
World Headquarters
1 Elmcroft Road
Stamford, Connecticut 06926-0700

      Re: Pitney Bowes, Inc.
             Definitive 14A
             Filed April 3, 2007
             File No. 001-03579

Dear Mr. Critelli:

      We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

      Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter[s] or any disclosure you include in your future filings in response to our comments.

      If you have any further questions regarding our review of your filing, please call me at (202) 551-3729.

                            Sincerely,

                            Craig Slivka
                            Attorney Advisor